 SembCorp
Industries



Rule 12g3-2(b) File No. 825109

03032489

23 September 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange
Securities Trading Limited being furnished to the Securities and Exchange Commission (the
"SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from
the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with
the understanding that such information and documents will not be deemed to be "filed" with the
SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor
the furnishing of such information and documents shall constitute an admission for any purpose
that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

PROCESSED

OCT 0 9 2003

THOMSON
FINANCIAL

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests In Related Company

Name of <u>director</u>:	Lua Cheng Eng
Date of notice to company:	23/09/2003
Date of change of interest:	23/09/2003
Name of registered holder:	Lua Cheng Eng
Circumstance(s) giving rise to the interest: Please specify details:	Others Exercise of 37,500 SembCorp Marine Ltd's (SCM) share options

Information relating to shares held in the name of the <u>registered holder</u>: -

No. of SCM shares which are the subject of the transaction:	37,500
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	0.70
No. of SCM shares held before the transaction:	0
% of issued share capital:	0
No. of SCM shares held after the transaction:	37,500
% of issued share capital:	0

Holdings of <u>Director</u>, including direct and deemed interest: -

	Deemed	Direct
No. of SCM shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of SCM shares held after the transaction:	0	37,500
% of issued share capital:	0	0
Total shares:	0	37,500

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 23/09/2003 to the SGX